SANDVIK

Attending to this matter, tel. direct line, fax direct line	Our date	Our reference
	2005-07-19	
	Your date	Your reference
KF/Gunnar Båtelsson, +46 26 26 10 20		

Commission File No. 82-1463

05010066

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release Sandvik's redemption offer is now implemented dated 4 July 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

RECEIVED
2005 AUG -1 P 12:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dlw 8/1

SEC-brev 050509 Report 1st q 2005

Cusip number - 800212201

SANDVIK

Press Release

Sandvik's redemption offer is now implemented

The General Meeting's resolution of the 28 June to redeem 9,787,361 shares due to the redemption offer and to withdraw 16,522,000 previously repurchased shares has now been registered. The procedure implies that the company's share capital is reduced by SEK 157,856,166 at the same time as approximately SEK 4 billion is distributed to the company's shareholders and SEK 99,132,000 shall be transferred to the statutory reserve.

Further, the 26,309,361 C-shares that the General Meeting decided to issue to Svenska Handelsbanken, in order to reduce the time expenditure involved in the reduction, have been redeemed at a nominal value of SEK 6 per share, adjusted by an interest rate factor. The reduction also involves transfer of SEK 157,856,166 from the company's non-restricted equity to the statutory reserve.

After the reduction, the company's equity will amount to SEK 1,423,544,610 and the number of issued shares to 237,257,435.

Sandviken, 4 July 2005

Sandvik AB; (publ)

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.